Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

August 6, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
Parhaum J. Hamidi, Staff Attorney
Norman von Holtzendorff, Senior Counsel
Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Amendment No. 2 to Registration Statement on Form S-4
Filed July 24, 2015
File No. 333-204696
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated July 24, 2015
File No. 1-33756
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 31, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204696) (the “LRE/Vanguard Form S-4”), which was filed with the Commission on June 3, 2015, as amended by Amendment No. 2 to the LRE/Vanguard Form S-4 (“LRE/Vanguard Amendment No. 2”), which was filed with the Commission on July 24, 2015, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Vanguard Form 10-K”), which was filed with the Commission on March 2, 2015.
Concurrently with the submission of this letter, we are filing, through EDGAR, Amendment No. 3 to the LRE/Vanguard Form S-4 (“LRE/Vanguard Amendment No. 3”) and Amendment No. 3 (“EROC/Vanguard Amendment No.3”) to the Company’s Registration Statement on Form S-4 (File No. 333-204982), which was filed with the Commission on June 16, 2015 as amended by Amendment No. 2 (“EROC/Vanguard Amendment No.2”), which was filed with the Commission on July 24, 2015. The changes made to EROC/Vanguard Amendment No. 3 are conforming changes that address those comments applicable to the LRE/Vanguard Amendment No. 3. For your convenience, we will hand deliver three complete copies of LRE/Vanguard Amendment No. 3 and EROC/Vanguard Amendment No. 3, as well as three copies of LRE/Vanguard Amendment No. 3 and EROC/Vanguard Amendment No. 3 that are marked to show all changes made since the filing of LRE/Vanguard Amendment No. 2 and EROC/Vanguard Amendment No. 2, respectively.

U.S. Securities and Exchange Commission
August 6, 2015

With respect to comment number 2, subsequent to the date of this letter, we will file a supplemental response letter addressing that comment.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Vanguard Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.
Amendment No. 2 to Registration Statement on Form S-4

Exhibits 8.1 and 8.2 (Tax Opinions)

1.
Please note that you must provide executed tax opinions (rather than “forms of” opinions) before we will be in a position to accelerate the effectiveness of the registration statement. Refer to Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011). Also, if you use a short-form tax opinion, you must ensure that the content of the tax disclosure in prospectus clearly articulates the opinions that have been rendered. The tax disclosure in your filing identifies on pages 204 to 205 tax opinions that are anticipated to be received as conditions to completing the merger, but your tax disclosure is unclear as to whether these specific tax opinions have actually been rendered. Please revise to clarify. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response:
We acknowledge the Staff’s comment. Attached as exhibits 8.1 and 8.2 of the LRE/Vanguard Amendment No. 3 are the executed tax opinions of Paul Hastings LLP and Andrews Kurth LLP. Additionally, we have revised our disclosure on page 195 to make clear that the tax opinions will be rendered at the closing of the merger of Vanguard LRR Energy, L.P.. On page 195, we have added disclosure highlighting the summaries of legal conclusions of Paul Hastings LLP and Andrews Kurth LLP as of the time of the filing of LRE/Vanguard Amendment No. 3.
Form 10-K for Fiscal Year Ended December 31, 2014
Oil, Natural Gas and NGLs Data, page 8
Proved Undeveloped Reserves, page 11

2.
In response to prior comment 3, you state, “The formula we used to calculate our PUD conversion ratio is as follows: Conversion Fraction = (PUDs drilled + PUDs dropped) / (Prior Year PUD reserve balance)…As such, taking 2013 PUDs converted during 2014 alone into consideration, as shown in the calculation above, does not represent our historical conversion rate since the capital that was scheduled to be spent on 2013 PUDs was spent on PUDs added during 2014.” It is the staff’s view position that PUD volumes “dropped” from the reserves portfolio are not equivalent to PUD volumes converted to developed status. In the last five years (fiscal 2010-2014), the cumulative conversions of

U.S. Securities and Exchange Commission
August 6, 2015

the PUD reserves which you have disclosed appear to total about 28.5% of the PUD reserves available for drilling at the beginning of each period. For the last three fiscal years , the cumulative conversions appear to be about 14% of the PUD reserves available at the beginning of each year with the largest year’s conversion at 9% for 2014. Your dropped PUD volumes over the last three years appear to be about 182.9 BCFE while the converted volumes appear to be about 28.6 BCFE. The annual conversion rates underlying these cumulative conversion amounts are substantially below the annual conversion rates implied by the five year limitation on PUD reserves. The definitions provided in paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X indicate that it is only appropriate to claim proved undeveloped reserves if it is reasonably certain that the project to develop the reserves will commence within five years, unless specific circumstances justify a longer time. Compliance and Disclosure Interpretation 131.04 further clarifies that the mere intent to develop, without more, does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves. Given the definitions and interpretations applicable to proved undeveloped reserves, and that you have not developed your reserves according to the plans underlying your disclosed reserve estimates, we believe you should revise your reported reserve volumes and the internal controls used in your reserve estimation process to limit disclosed proved undeveloped reserve volumes to those quantities which are reasonably certain to be developed within five years of initial booking.
Response:
We acknowledge the Staff’s comment. With respect to this comment, we intend to file a supplemental response letter outlining our response and including certain additional data related to our development plans for prior years. We recognize that the Staff’s comments on the Vanguard Form 10-K will need to be resolved before the Staff will be in a position to accelerate the effectiveness of the LRE/Vanguard Amendment No. 3 and EROC/Vanguard Amendment No. 3.
Management Discussions and Analysis and Results of Operations, page 56
Recent Developments and Outlook, page 56

3.
Your response to prior comment 4 includes draft disclosure regarding your total proved reserves as of December 31, 2014 based on the 5-year NYMEX forward strip price as of July 20, 2015. Please include this type of information in your Form 10-Q for the quarter ended June 30, 2015 in addition to the updated reserve information you intend to provide based on historical 12-month average pricing at June 30, 2015. With your response, provide us with draft language similar to the disclosure you intend to provide in this quarterly report.

Response:

U.S. Securities and Exchange Commission
August 6, 2015

We acknowledge the Staff’s comment. We have included the disclosure regarding our total proved reserves as of June 30, 2015 based on the 5-year NYMEX forward strip price in our Form 10-Q for the quarter ended June 30, 2015 filed on August 4, 2015. Please see page 30 of our Form 10-Q for the quarter ended June 30, 2015.
*****

U.S. Securities and Exchange Commission
August 6, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses, LRE/Vanguard Amendment No. 3, EROC/Vanguard Amendment No. 3 or the Vanguard Form 10-K to undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP